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File No. 82-5227

September 29, 2004

SUPPL

VIA AIR MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SAMMY CORPORATION
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3 - 2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to SAMMY CORPORATION (the "Company") with respect to its ADR program, enclose herewith English translation of the documents of which contents were announced by the Company.

- Notice of Sega Sammy Group's Medium-Term Business Plan (dated September 16, 2004)
- Notice of the Forecast of Operating Results of SEGA SAMMY HOLDINGS INC. for the Year Ending March 31, 2005 (dated September 16, 2004)
- Result of Adjourned Meeting (dated September 24, 2004)

Yours truly,

Fusako Otsuka

FO/ah
Encl.

cc: The Bank of New York
cc: SAMMY CORPORATION (w/o encl.)

dlw 10/8

(Translation)

File No. 82-5227
September 16, 2004

Dear Sirs,

Name of Company:	Sammy Corporation
Name of Representative:	Kenkichi Yoshida, President and Representative Director

(Code No. 6426, Tokyo Stock Exchange 1st Section)

Further Inquiry:	Koichi Fukazawa, Executive Officer and General Manager, President Office (TEL: 03-5950-3790)

Name of Company:	SEGA CORPORTION
Name of Representative:	Hisao Oguchi, President and Representative Director

(Code No. 7964, Tokyo Stock Exchange 1st Section)

Further Inquiry:	Akira Sugano, Director, Responsible for Corporate Division (TEL: 03-5736-7111)

Notice of Sega Sammy Group's Medium-Term Business Plan

SEGA CORPORATION ("Sega") and Sammy Corporation ("Sammy") will jointly establish their 100% parent company, SEGA SAMMY HOLDINGS INC. (Chairman, President and Representative Director: Hajime Satomi, Code No. 6460; hereinafter "Sega Sammy Holdings") through a share-for-share exchange (*kabushiki-item*) as of October 1, 2004. Prior to the management integration becoming effective, Sega and Sammy worked closely to formulate a medium-term business plan of Sega Sammy Group for the period up to March 31, 2007. It is hereby notified that the plan was approved at the respective extraordinary meetings of the boards of directors of both companies held on September 16, 2004, as described below:

1. Medium-Term Business Plan of Sega Sammy Group:

(million yen)

		Year ending March 31, 2005 (from April 1, 2004 to March 31, 2005)	Year ending March 31, 2006 (from April 1, 2005 to March 31, 2006)	Year ending March 31, 2007 (from April 1, 2006 to March 31, 2007)
Net Sales	Pachislot and pachinko-related business	2,626	2,560	3,130
	Commercial amusement equipment business	661	733	802
	Amusement facility business	803	910	960
	Consumer business	708	724	769
	Media contents and other businesses	441	472	588
	Total	5,200	5,400	6,250
Ordinary Income		920	930	1,220
Net Income		475	510	680

2. Management policy of Sega Sammy Group:

Sega and Sammy will establish their holding company Sega Sammy Holdings through management integration as of October 1, 2004, which will give birth to Sega Sammy Group with a wide range of businesses targeting whole generations covering children and adults in the entertainment area.

Sega Sammy Group will relocate personnel to its strategic sectors and reorganize its system to improve efficiencies and strengthen and expand its profitable basis. The management integration will give effect to a fuller line of products and services and allow more effective media-mix strategies and the creation of new businesses, as well as strengthen and expand its overseas group companies to accelerate penetration into the global market.

Sega Sammy Group will fortify its presence in the global market with the aim of becoming the No. 1 integrated entertainment company in the world.

3. Major tasks of each business:

(1) Pachislot and pachinko-related business:

- Win the largest share in the pachinko machine market
- Continue to win the largest share in the pachislot machine market

(2) Commercial amusement equipment business:

- Develop a fuller line of products by strengthening development capabilities

- Open overseas marketing channels

(3) Amusement facility business:

- Improve profitability by differentiating the existing facilities
- Develop multiplex entertainment facilities based on innovative and totally new concepts

(4) Consumer business:

- Strengthen the development control system
- Improve the overseas development and marketing systems

(5) Media content-related and other businesses:

- Optimize contents in all businesses
- Develop media contents globally (Asia, Europe and America)

- END -

Notice on the medium-term business plan: The medium-term business plan is prepared based on the information available to management as of the date hereof. You should be aware that actual results may differ from the projected figures for a variety of factors in the future.

(Translation)

File No. 82-5227
September 16, 2004

Dear Sirs,

Name of Company:	Sammy Corporation
Name of Representative:	Kenkichi Yoshida, President and Representative Director

(Code No. 6426, Tokyo Stock Exchange 1st Section)

Further Inquiry:	Koichi Fukazawa, Executive Officer and General Manager, President Office (TEL: 03-5950-3790)

Name of Company:	SEGA CORPORTION
Name of Representative:	Hisao Oguchi, President and Representative Director

(Code No. 7964, Tokyo Stock Exchange 1st Section)

Further Inquiry:	Akira Sugano, Director, Responsible for Corporate Division (TEL: 03-5736-7111)

Notice of the Forecast of Operating Results of SEGA SAMMY HOLDINGS INC. for the Year Ending March 31, 2005

SEGA CORPORATION and Sammy Corporation will jointly establish their 100% parent company, SEGA SAMMY HOLDINGS INC. (Chairman, President and Representative Director: Hajime Satomi, Code No. 6460) through a share-for-share exchange (*kabushiki-item*) as of October 1, 2004. Article 2 of the Supplementary Provisions to the Articles of Incorporation of the company provides that the first business year shall commence on the date of incorporation and end on March 31, 2005. Notice is hereby given of the forecast of operating results of the company for the year ending March 31, 2005, as described below:

Description

1. Forecast of consolidated operating results:

Year Ending March 31, 2005 (from April 1, 2004 to March 31, 2005):

(million yen)

	Net Sales	Ordinary Income	Net Income
Whole year	520,000	92,000	47,500

2. Forecast of non-consolidated operating results:

Year Ending March 31, 2005 (from October 1, 2004 to March 31, 2005):

(million yen)

	Net Sales	Ordinary Income	Net Income
Second half of the year	2,950	120	60

Note: The forecast of non-consolidated operating results is prepared in respect of the second half of the year as SEGA SAMMY HOLDINGS INC. will be incorporated as of October 1, 2004.

3. Year-end dividends for the year ending March 31, 2005:

SEGA SAMMY HOLDINGS INC. plans to pay a year-end dividend of ¥40 per share to its shareholders as of March 31, 2005.

- END -

Notice on the forecast of operating results: The above forecast of operating results is prepared based on the information available to management as of the date hereof. You should be aware that actual results may differ from the projected figures for a variety of factors in the future.

September 24, 2004

To whom it may concern

Name of Company: Sammy Corporation
Name of Representative: Kenkichi Yoshida
President and
Representative Director
(Code No. 6426, Tokyo Stock Exchange 1st Section)
Name of Contact Person: Koichi Fukazawa
Executive Officer and
General Manager,
President Office
(TEL:03-5950-3790)

Result of Adjourned Meeting

Notice is hereby given that, on September 23, 2004, Sammy Corporation ("Sammy"), in connection with the business combination with SEGA CORPORATION ("SEGA"), convened an adjourned meeting of the holders of the outstanding ¥40,000,000,000 Zero Coupon Convertible Bonds due 2009 (the "Sammy Bonds") (the "Adjourned Meeting") to approve amendments to the Terms and Conditions of the Sammy Bonds and the related Trust Deed to facilitate Sammy Bonds holders to exchange their Sammy Bonds for convertible bonds to be issued by SEGA SAMMY HOLDINGS INC. (the "Holdings Bonds") in October 2004. An Extraordinary Resolution for these proposed amendments was passed unanimously at the Adjourned Meeting.

Summary information regarding the Adjourned Meeting is set forth below:

1	Date of the bondholders' meeting:	September 23, 2004
2	Place of the bondholders' meeting:	London, the United Kingdom
3	Purpose of the bondholders' meeting:	Amendment and modification of the Terms and Conditions of Sammy Bonds and relevant provisions of the Trust Deed in connection with the following: • Suspension of the conversion rights for a specific period from the date prior to the effective date of the share-for-share exchange for creation of SEGA SAMMY HOLDINGS INC. until the completion of the issuance procedure of the Holdings Bonds (From September 27, 2004 to October 31, 2004) • Reducing the period of prior notice required with respect to an early redemption in the event that such bondholders do not accept the offer of exchanging their Sammy Bonds for the Holdings Bonds • Waiver of the covenant of the Trust Deed to maintain a listing for the shares of Sammy due to the delisting of the shares of Sammy which is expected to be on September 27, 2004
4	Quorum requirement:	Two or more persons present holding the Bonds or voting certificates or being proxies and holding or representing in the aggregate not less than 50 percent of the principal amount of Sammy Bonds for the time being outstanding
5	Present:	68.3 percent of the principal amount of the outstanding Sammy Bonds as of September 23, 2004

Sammy reconfirms that:

(i) in connection with the amendments to the terms and conditions of the Sammy Bonds, Sammy will cause SEGA SAMMY HOLDINGS INC. to make an exchange offer to holders of the outstanding Sammy Bonds to exchange each Sammy Bond on a one-for-one basis for the Holdings Bonds which has substantially equivalent terms to the Sammy Bonds as drafted prior to the Adjourned Meeting (other than with respect to the shares to be delivered on conversion and in respect of the guarantees to be provided by Sammy and SEGA) and is in accordance with the terms and conditions set out in the term sheet attached in the Schedule (the "Term Sheet") (in all respects, subject to approval by a board resolution of each of Sammy, SEGA and SEGA SAMMY HOLDINGS INC.) In particular, the conversion rights to be set out in the Holdings Bonds will be substantially equivalent to those currently set out in the Sammy Bonds and as set out in the Term Sheet, except that the Holdings Bonds will be convertible into shares in SEGA SAMMY HOLDINGS INC. at the conversion price set out in the Term Sheet; and

(ii) the amendments to the terms and conditions of the Sammy Bonds and relevant provisions of the Trust Deed are intended solely to facilitate the exchange offer.

Contact:
Mitsubishi Securities International plc
Equity Capital Markets
Tel. 44-(0)20-7577-2212, 2207

Sammy Corporation
Investor Relations Department
Tel. 81-3-5950-3790
Fax. 81-3-5950-3791

SCHEDULE

Draft Term Sheet for the SEGA SAMMY HOLDINGS INC. Convertible Bonds

Issuer	SEGA SAMMY HOLDINGS INC.
Type Issue	Euro Yen Convertible Bonds
Principal Amount	Up to ¥30,516,000,000 The above figure is the same amount as an outstanding principal amount of Sammy Bonds as of 23 September, 2004.
Launch Date	1 October, 2004
Exchange Offer Period	From 1 October, 2004 to on or around 12 October, 2004
Closing Date	29 October, 2004
Exchange Offer Ratio	1 : 1
Maturity	3 March, 2009
Final Redemption Price	100.0%
Coupon	0.0%
Conversion Price	¥3,828
Conversion Period	From 1 November, 2004 to 17 February, 2009
Bondholders Put Option	None
Call Option	Parity 125% of Conversion Price on 20 consecutive trading days, Issuer may redeem Bonds at par on or after 3 March, 2005
Call Option (share exchange/transfer)	Under certain circumstances the Issuer may redeem the Bonds at the following percentages of their principal amount: 104% on 29 October, 2004 or thereafter 103% on 3 March, 2005 or thereafter 102% on 3 March, 2006 or thereafter 101% on 3 March, 2007 or thereafter 100% on 3 March, 2008 or thereafter up to 2 March, 2009
Issuer tax call	Any time at 100%
Denomination	¥1,000,000
Form	Bearer Bonds
Selling Restrictions	US (Not Rule 144A eligible, Reg S only) / UK / Japan
Arranger	Mitsubishi Securities International plc
Exchange Agent	JPMorgan Chase Bank, London Branch
Securities Number	ISIN not decided / Common Code not decided
Delivery of the Bonds	Euroclear / Clearstream, Luxembourg
Guarantee	Jointly and severally guaranteed by Sammy and SEGA
Applicable Law	English Law